Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Private Placement

BEIJING, May 20, 2020 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that the Company has entered into a share purchase agreement regarding a private placement of US$1 million.

Pursuant to the share purchase agreement, the Company will issue and sell 300,000,000 ordinary shares to Universal Hunter (BVI) Limited, an existing shareholder of the Company, for a cash consideration of US$1 million. After the closing of this transaction, Universal Hunter (BVI) Limited will hold approximately 11.4% of the issued and outstanding ordinary shares of the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend, ” “ought to, ” “plan, ” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428